Exhibit 99.1

news release

Encana reaches agreement to sell Clearwater assets to Ember Resources for C$605 million

Calgary, Alberta (October 8, 2014) TSX, NYSE: ECA

Encana Corporation announced today that it has reached an agreement with Ember Resources Inc. (Ember) to sell the majority of its Clearwater assets, located in southern and central Alberta, for approximately C$605 million. The sale includes about 1.2 million net acres of land and over 6,800 producing wells with second quarter average production of approximately 180 million cubic feet equivalent per day (mmcfe/d) of natural gas.

“This divestiture continues to advance our strategy. We are unlocking additional value from non-core dry gas assets as we focus on liquids rich growth areas. Our growth portfolio now includes the top two resource plays in Canada, the Montney and the Duvernay, and the top two resource plays in the United States, the Eagle Ford and, by year-end, the Permian Basin,” says Doug Suttles, Encana President & CEO. “Through this transaction, Ember is acquiring a high-quality asset along with a tremendously talented team.”

“This acquisition establishes Ember as the leading producer of coalbed methane in Canada,” says Doug Dafoe, Ember President & CEO. “This is an exciting time for our company and we look forward to working with the talented team that has made Encana successful in this area for so many years.”

Encana retains approximately 1.1 million net acres in Clearwater, including around 480,000 net acres along the eastern edge of the Horseshoe Canyon Fairway.

This sale is subject to the satisfaction of normal closing conditions and is expected to close in the first quarter of 2015.

Ember Resources Inc.

Ember, together with its shareholder Brookfield Capital Partners, has recently through several acquisitions, consolidated a significant land and production base in the Horseshoe Canyon CBM fairway in Alberta. With this acquisition Ember will own interests in 2.2 million net acres of lands, with combined gross production of 290 mmcfe/d of natural gas. Coalbed methane production is characterized as a low-cost, long-life natural gas resource.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING OIL AND GAS INFORMATION—In this news release, certain oil and liquids volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the expectation that the sale of the Clearwater assets unlocks additional value and advances the company’s strategy; the company’s plan to advance development of other growth assets; expected production from the Clearwater assets; the anticipated performance of the Montney, Duvernay, Eagle Ford and Permian resource plays; the anticipated closing of the Permian transaction by year-end; and the expected timing and closing date of the transaction and the expectation that closing conditions will be satisfied.

Encana Corporation	1

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; business interruption and casualty losses; counterparty risk; liability for indemnification obligations to third parties; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Media Relations
(403) 645-2252	(403) 645-6553

Further information on Ember Resources Inc. is available on the company’s website, www.emberresources.com, or by contacting:

Doug Dafoe	Bruce Ryan
President & CEO	Vice-President & CFO
(403) 270-0803	(403) 270-0803

SOURCE: Encana Corporation

Encana Corporation	2